Exhibit 12

THE WESTERN UNION COMPANY

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,

	2008	2007	2008	2007

Earnings:
Income before income taxes	$ 308.0	$ 298.2	$ 600.5	$ 580.3
Fixed charges	46.4	49.9	95.6	100.7
Other adjustments	1.3	0.7	(1.4)	(3.3)

Total earnings (a)	$ 355.7	$ 348.8	$ 694.7	$ 677.7

Fixed charges:
Interest expense	$ 43.3	$ 46.8	$ 88.3	$ 94.8
Other adjustments	3.1	3.1	7.3	5.9

Total fixed charges (b)	$ 46.4	$ 49.9	$ 95.6	$ 100.7

Ratio of earnings to fixed charges (a/b)	7.7	7.0	7.3	6.7

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges, and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense and an estimated interest portion of rental expenses and income tax contingencies.